BRF S.A.

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

Announcement to the market

BRF S.A. (“BRF”) announces that today it priced an international offering of 10 (ten) year senior notes in the aggregate amount of U.S.$750 million (the “Notes”).

The Notes, which will mature on May 22, 2024, will be issued with a coupon of 4.75% per year (yield to maturity 4.952%), payable semi-annually, beginning on November 22, 2014.  The Notes will be senior unsecured obligations of BRF and will rank pari passu with other senior unsecured indebtedness of BRF.

BRF intends to use the proceeds of the Notes to finance the previously announced tender offers by its subsidiary Sadia Overseas Ltd. to purchase for cash any and all outstanding 6.875% Senior Notes due 2017 issued by Sadia Overseas Ltd. and by its subsidiary BFF International Limited to purchase for cash any and all outstanding 7.250% Senior Notes due 2020 issued by BFF International Limited, to pay fees and expenses associated with the tender offers and the offering of the Notes and for general corporate purposes.  The aggregate cash premium paid in connection with the tender offers will be U.S.$86.4 million and is expected to be reflected as a financial expense in BRF’s results for the quarter ended June 30, 2014.  However, as a result of the offering of the Notes and the use of proceeds thereof, BRF expects that its annual interest costs will decrease and the average maturity of its debt will increase.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and may not be offered or sold in the United States of America absent registration or an applicable exemption from registration requirements. The Notes are being sold exclusively to qualified institutional investors, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Notes have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários ‑ CVM).  The Notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations.  The Notes are not being offered into Brazil. BRF intends to apply for listing of the Notes on the Luxembourg Stock Exchange for trading on the Euro MTF Market, subject to approval by the same.

This announcement does not constitute an offering to sell Notes nor a request for offerings to purchase the Notes, nor shall any offer or sale of these Notes take place in any state or jurisdiction in which such offering is prohibited, under the securities laws of that state or jurisdiction.

São Paulo, May 15, 2014

Augusto Ribeiro Junior
Chief Financial Officer and Investor Relations Officer
BRF S.A.